EXHIBIT 99.2
                                  -------------

                      NFPA Journal September/October 1999


                      1998 FIRE LOSS IN THE UNITED STATES

                             MICHAEL J KARTER, JR.

     In 1998, US. fire departments responded to 1,755,500 fires or 1 every 18 seconds. That's 2.2 percent fewer than the year before, but it's still one structure fire every 61 seconds, one residential fire every 83 seconds, one vehicle fire every 82 seconds, and one fire in an outside property every 37 seconds.

     Of these 1,755,500 fires, 517,500 were structure fires, a decrease of 6.3 percent from 1997. Between 1977, the first year NFPA conducted this survey using the current methodology, and 1998, the largest number of structure fires occurred in 1977, when there were 1,098,000. The number then decreased quite steadily, particularly in the 1980s. By the end of 1989, the yearly total was 688,000 fires for an overall decrease of 37.3 percent from 1977. Since 1989, the number of structure fires has decreased 24.5 percent to 517,500 by the end of 1998.

     Of these structure fires, 381,500, or 73.7 percent, were residential fires. This number represents a moderate decrease of 6.2 percent from the year before. An estimated 283,000 of these fires occurred in one- and two-family dwellings. These accounted for 54.7 percent of structure fires, a decrease of 6.4 percent from 1997. Another 86,500 fires in apartments accounted for 16.7 percent of all structure fire.

     The number of fires in nonresidential properties changed little between 1997 and 1998, although the number of fires in special structures, such as vacant buildings and buildings under construction, did decrease a significant
23.5 percent to 26,000. The number of outside fires with value, such as those involving timber, crops, and outside storage, increased 9.7 percent to 62,000, while the number of rubbish fires, including those in dumpsters, decreased 7.3 percent to 229,000.

     The number of outside fires was highest in 1977, when there were 1,658,500. They decreased steadily over the next six years to 1,011,000 fires, which represents a considerable drop of 39 percent. The number of outside fires changed little for the rest of the 1980s, except in 1988, when the number rose to 1,214,000. In 1993, the number of outside fires dropped to 910,500, stayed near the 1,000,000 level over the next three years, dropped 13.7 percent in 1997 then lightly in 1998 to 857,000.

Civilian deaths decrease slightly
---------------------------------

     Just as the number of fires in the United States deceased in 1998, so did the number of civilians who died in them. Last year; 9,035 people died in fires, which represents a very slight decrease of 0.4 percent, or virtually no change from the year before.

     Civilian fire deaths can be better understood by examining them by the type of property in which they occurred. An estimated 3,250 civilians died in residential fires in 1998, a modest decrease of 4.1 percent.

     Of these deaths, 2,775 civilians died in one- and two-family dwellings, an increase of 2.7 percent. Another 445 people died in apartment fires, representing a significant decrease of 33.3 percent from the year before. In all, fires in the home resulted in 3,220 civilian deaths in 1998, a decrease of
4.2 percent from the previous year. Looking at trends in civilian deaths since 1977, several observations are worth noting. Home fire deaths were at their peak in 1978, when 6,015 people died. They then decreased steadily from 1979 to 1982' except in 1981. By the end of 1982, such deaths had decreased a substantial 20 percent to 4,820. From 1982 to 1988, the number stayed in the 4,655 to 4,955 range, except in 1984, when 4,0 7 5 people died. In the past 10 years, home fire deaths, have dropped well below the 1982-to-1988 plateau, staying between 25 and 3,720 from 1991 to 1995. In 1996, the number jumped to 4,035, then declined to the 3,220-to-3,360 range from 1997 to 1998. While this appears to be a new low for home fire deaths, the 1996 numbers should make us cautious.

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     An  estimated  170  civilians  died last year in  nonresidential  structure fires, representing a significant increase of 41.7 percent. The number of civilians killed in highway vehicle fires also rose to an estimated 545 civilians, an increase of 21.1 percent from 1997. Thirty more civilians died in other vehicle fires in 1998, representing no change from a year ago.

     Of course, civilians weren't the only casualties last year. Ninety three firefighters also died in the line of duty in 1998, 4.1 percent fewer than the year before.

Civilian fire injuries
----------------------

     In addition to fire deaths, there were 23,100 civilian fire injuries in 1998, a modest decrease of 2.7 percent from 1997. Estimates of civilian injuries are on the low side because many aren't reported to the fire service. Such unreported injuries include those that occur at small fires to which fire departments don't respond, as well as those of which fire departments are unaware because firefighters didn't transport the injured to medical facilities.

     NFPA estimates that 17,175 people were injured in residential properties in 1998, a modest decrease of 3.4 percent. Of these, 11,800 were injured in one-and two-family dwellings, while 5,000 were injured in apartments. Overall, 74.3 percent of all civilian injuries occurred in residential properties.

     The number of civilian injuries in the United States changes little between 1977 to 1998, ranging from a high of 31,275 in 1983 to a low of 23,100 in 1998, for an overall decline of 26 percent. There's been no consistent pattern until recently, when injuries fell by roughly 5,00 between 1994 and 1995 to 25,775. The number changed little in 1996, then dropped 8 percent to 23,750 in 1997, and remained fairly constant in 1998.

Property loss
-------------

     NFPA also estimates that the 1,755,500 fires that occurred in 1998 caused $8,629 million in property damage, a slight increase of 1.2 percent from 1997. The average loss per fire last year was also up, to $4,915, which was 3.5 percent higher than the previous year.

     Most of the property damage occurred in structures, with an estimated $6,717 million in property damage, a decrease of 5.2 percent from the year before. The average loss per structure fire was $12,980, up 1.1 percent from the year before. Between 1977 and 1998, the average loss per structure fire ranged from a low of $3,757 to a high of $13,713, for an increase of 265 percent. When the loss is adjusted for the period drops to 42 percent.

     Of the property loss in 1998, an estimated $4,391 million occurred in residential properties, down 4,2 percent from the year before. An estimated $3,642 million of this damage occurred in one-and two-family dwellings, representing a 2,5 percent decline from the year before. Another $631 million in damage is estimated to have occurred in apartments. Also worth noting is the $496 million loss in industrial properties, which is a significant decrease of
31.4  percent,  and the $462 million  loss is stores and offices,  a decrease of
24.5 percent. The amount of damage done in storage properties, special properties, and outside structures with value increased in 1998. In storage properties, the loss came to $687 million, an increase of 19.1 percent. In special properties, the loss was $220 million, an increase of 22.2 percent. And the loss in fires outside of structures with value was $497 million, a significantly high increase of 402 percent that reflects the wildfires in Florida, which resulted in a $390 million timber loss.

     NFPA estimates that 76,000 of the structure fires that occurred in the United States in 1998 were of an incendiary or suspicious nature. These fires took the lives of 470 civilians, 5.6 percent more than in 1997, and resulted in $1,249 million in property damage, a decrease of 4.6 percent from the year before. This damage amount was the lowest it's been since 1979, even without adjusting for inflation.

     NFPA estimates that 45,000 of these incendiary or suspicious fires were vehicle fires, which represent a decrease of 3.2 percent from 1997. These fires did an estimated $215 million in damage, an increase of just 0.5 percent.

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     In all, fires that were  deliberately  set, or are suspected of having been set, accounted for 13.5 percent of all fires in structures and vehicles, and for
18.2 percent of the property loss.

     When examined geographically, the South had the highest fire rate in 1998, with 7.8 fires per thousand population, followed by the Northeast with 6.7 The South also had the highest death rate per million population, with 18.4, followed by the North Central region, with a rate of 16.2 per million population. The Northeast and North Central region had the highest injury rates, at 115.1 and 98.8 per million population, respectively, while the West had the lowest rate at 60. The South had the highest property loss rate, at $38.4 per capita, which again reflects the wildfires in Florida, followed by the Northeast and the North Central, at $31.5 and $31.4, respectively.

What we can do
--------------

     With home fire deaths accounting for 79.8 percent of all, fire deaths, fire safety initiatives targeted at the home remain the key to reducing the overall fire death toll.

     First, we need more widespread public fire safety education on preventing fires and avoiding serious injury or death if a fire occurs. We should also continue to use information on the common causes of fatal home fires when designing fire safety education messages. Second, more people must use and maintain smoke detectors and develop and practice escape plans. Third, we must aggressively pursue the wider use of residential sprinklers and seek additional ways to make home products safer from fire. The regulations requiring child-resistant lighters are good examples as is examining the feasibility of less fire-prone cigarettes. The wider use of upholstered furniture and mattresses that are more resistant to cigarette ignitions is an example of change that's already accomplished much and will continue to do more. And, finally, we must better address the special fire safety needs of high risk groups, such as the young, older adults, and the poor.

Get the Full Report
-------------------

     The information in this article presents only part of the fire loss picture for 1998. A more detailed report on overall patterns and trends is available from NFPA's Fire Analysis and Research Division. To get the report or a list of other NFPA reports, write to NFPA, Fire Analysis and Research Division, One Batterymarch Park, Quincy, MA 02269-9101 or call Nancy Schwartz at (617) 984-7450.

Acknowledgments
---------------

     NFPA thanks the many fire departments that responded to the 1998 National Fire Experience Survey for their continuing efforts to provide us with the data so necessary to make national projections. We'd also like to thank the many members of the NFPA staff who worked on this year's survey, including Frank Deely, Richard Coffey, and Robert McCarthy, for editing the survey forms and making follow-up calls to fire departments, and Norma Candeloro for processing the survey forms and typing this report.

Footnotes
---------

1. Note that NFPA changed its survey methodology in 1977-78, so meaningful comparisons can't be made with fire statistics estimated before 1977.

2. Arthur E. Washburn, Paul R. LeBlanc, and Rita F Fahy, "US. Fire Fighter Deaths-1998," NFPA Journal, Volume 94, No. 4 (July/August 1999), p. 54.

3. In addition to civilian injuries, NFPA estimates firefighter injuries and publishes them annually in a separate report. See Michael J. Karter, Jr., and Paul R. LeBlanc, "U.S. Firefighter Injuries-1997, NFPA Journal, Vol. 92, No.11(November/December 1998). The 1998 firefighter injury report will appear in the November/December 1999 issue of NFPA Journal.

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4. As  defined  by the U .S.  Bureau of the  Census,  the four  regions  are the
Northeast (Connecticut, Maine, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, Rhode Island, and Vermont), the North Central (Illinois, Indiana, Iowa, Kansas, Michigan, Minnesota, Missouri, Nebraska, North Dakota, Ohio, South Dakota, and Wisconsin), the South (Alabama, Arkansas, Delaware,
District  of  Columbia,   Florida,  Georgia,  Kentucky,   Louisiana,   Maryland,
Mississippi,   North  Carolina,  Oklahoma,  South  Carolina,  Tennessee,  Texas,
Virginia, and West Virginia), and the West (Alaska, Arizona, California, Colorado, Hawaii, Idaho, Montana, Nevada, New Mexico, Oregon, Utah, Washington, and Wyoming).

5. John R. Hall, Jr., Patterns of Civilian Fire Casualties in Home Fires by Age and Sex, 1992-96, Quincy: National Fire Protection Association, Fire Analysis and Research Division.

6. Rita R Fahy and Alison L. Miller, "How Being Poor Affects Fire Risk," Fire Journal, Vol. 83, No. 1 (January/February, 1989), p. 28.

NUMBER OF FIRES
---------------

o Public fire departments attended 1,755,500 fires, a slight decrease of 2.2 percent from 1997.

o There were 517,500 structure fires, a decrease of 6.3 percent.

o Seventy-four percent, or 381,500, of all structure fires occurred in residential properties.

o There were 381,000 vehicle fires, a decrease of 4 percent from 1997.

o There were 857,000 fires in outside properties, a slight increase of 1.3 percent.

o The South had the highest fire incident rate, with 7.8 fires per thousand population.

CIVILIAN FIRE DEATHS
--------------------

o There were 4,035 civilian fire deaths, a very slight decrease of 0.4 percent

o The number of fire deaths in the home decreased 4.2 percent to 3,220.

o Approximately  80 percent of all fire deaths  occurred in the home.

o The South had the highest regional rate, with 18.4 civilian deaths per million population.

o Nationwide, there was a fire death every 130 minutes.

CIVILIAN FIRE INJURIES
----------------------

o Last year, 23,100 civilians were injured, a slight decrease of 2.7 percent from 1997. This estimate is on the low side, as civilian injuries are under reported to the fire services.

o  Seventy-four  percent  of all  civilian  injuries,  or  17,175,  occurred  in
residential   property  fires,  while  9.7  percent,   or  2,250,   occurred  in
nonresidential structure fires.

o The highest regional injury rates were in the Northeast and the North Central region, with 115.1 and 98.8 injuries per million population, respectively.

o Nationwide, there was a civilian fire injury every 23 minutes


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PROPERTY DAMAGE
---------------

o An estimated $8,629 million in property damage occurred as a result of fire in 1998, a slight increase of 1.2 percent.

o Seventy-eight percent of all property damage, or $6,717 million, occurred in structure fires.

o Sixty-five percent of all structure property loss, or $4,391 million, occurred in residential properties.

o The South had the highest property loss rate, at $38.4 per capita. That number reflects the Florida wildfires, which resulted in a $390 million loss. The North Central region and the Northeast had the next highest property loss rates, at $31.5 and $31.4 per capita, respectively.

INCENDIARY AND SUSPICIOUS FIRES
-------------------------------

o An estimated 76,000 structure fires were deliberately set or are suspected of having been deliberately set. This is down 3.2 percent from 1997 and represents
14.7 percent of all structure fires.

o Incendiary or suspicious structure fires killed 470 civilians,  an increase of
5.6 percent from 1997. Incendiary or suspicious structure fires also resulted in $1,249 million in property damage, the lowest figure in 20 years. This represents 18.6 percent of all structure property loss.

o There were 45,000 incendiary or suspicious vehicle fires, a decrease of 3.2 percent. These fires caused $215 million in property damage, or virtually the same amount of damage such fires did the year before.

WHERE WE GET OUR INFORMATION
----------------------------

     Each year, NFPA surveys a sample of U.S. fire departments to make national projections of the fire problem. The sample is stratified by the size of the community protected by the fire department. All U.S. fire departments that protect communities of 100,000 or more are included in the sample because they constitute a small number of departments that protect a large share of the total population. For departments that protect populations of fewer than 100,000, we selected a sample stratified by the size of the community protected. A total of 2,790 fire departments responded to our 1998 fire experience survey.

     We make national projections by weighting sample results according to the proportion of total US. population accounted for by communities of each size. For each estimate, NFPA calculates a sampling or standard, error, which is a measure of the error caused by the fact that the estimates are based on a sampling of fire losses rather than a complete census of the fire problem.

     Because the survey is based on a random sample, we can be very confident that the actual value falls within 2.1 percent for the number of fires, 10.1 percent for the number of civilian deaths, 5.6 percent for the number of civilian injuries, and ,2.6 percent for property loss.

     The results presented here are based on fires to which public fire departments respond. We made no adjustments for unreported fires and losses, such as fires extinguished by the occupant. Nor have we adjusted for fires attended solely by private fire brigades, such as those at industrial and military installations, or for fires extinguished by fixed suppression systems to which no fire department responded.

DEFINITION OF TERMS
-------------------

Civilian: A civilian is anyone who isn't a firefighter, including public service personnel, such as police officers; civil defense staff, non-fire service medical personnel; and utility company employees.

Death: To be included in this study, death must be the result of an injury that occurred as a direct result of a fire that becomes fatal within one year.

Fire: A fire is any instance of uncontrolled burning, including combustion explosions and fires that are out when the fire department arrives. We don't consider authorized and unauthorized controlled burning, overpressure ruptures without combustion, mutual-aid responses, smoke scares and hazardous responses, such as oil spills.

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Incendiary:  This term  describes a legal  decision or  physical  evidence  that indicates that a fire was deliberately set.

Injury: An injury is any physical damage a person suffers as a direct result of fire that requires treatment by a medical practitioner within one year of the incident, regardless of whether treatment was actually received. It also includes physical damage that results in at least one day of restricted activity immediately after the fire. Examples of fire injuries are smoke inhalation, bums, wounds and punctures, fractures, heart attacks, strains, and sprains.

Property Damage: This includes all forms of direct loss to contents, structures, machinery, vehicles, vegetation, or anything else involved in a fire. We don't consider indirect losses, such as business interruption or temporary shelter provisions.

Structure: A structure is an assembly of materials forming a construction for occupancy or for some use that serves a specific purpose. A building is a type of structure, as are open platforms, bridges, roof assemblies over open storage or process areas, tents, air-supported structures, and grandstands.

Suspicious: A fire is deemed suspicious when circumstances, such as multiple ignitions, indicate that it may have been deliberately set, or when no accidental or natural ignition factor could be found.

Vehicles, Highway, and Other: Highway vehicles include those designed to operate on highways, such as cars, motor cycles, buses, trucks, and trailers. Other vehicles include trains, boats and ships, aircraft, and farm and construction vehicles. Reported casualties and property loss should be the direct result of fire only.

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